UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007	Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta, Canada T2P 3N4
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes”, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            N/A

EXHIBIT INDEX
1.	Report of Voting Results

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: May 8, 2007	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary

THE WESTAIM CORPORATION
Annual Meeting of Shareholders of
The Westaim Corporation (the “Issuer”)
May 2, 2007
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations (Section 11.3)
The following matters were put to a vote by a show of hands at the annual general meeting of shareholders of the Issuer held on May 2, 2007:

Outcome of Vote

1.	The election of directors nominated by management of the Issuer as outlined in the Issuer’s proxy information circular dated March 7, 2007 which has been filed on SEDAR	Carried

2.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer and the authorization of the board of directors to fix the auditors’ remuneration	Carried